Kinder Holding Corp.
2275 Huntington Drive, Suite 46
San Marino, CA 91108

August 16, 2017

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Danilo Castelli, Staff Attorney

Re: Kinder Holding Corp.
Form 8-K
Filed June 26, 2017
File No. 000-55320

Ladies and Gentlemen:

This letter is in response to the staff's letter dated July 21, 2017 (the "SEC Letter") regarding the Form 8-K filed by Kinder Holding Corp. (the "Registrant") filed on June 26, 2017. For the convenience of the staff, we have included the staff's comment followed by our response to such comment.

Item 5.01 Change in Control of the Registrant

Comment 1. It appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Intiva USA Inc., and that you ceased to be a shell company following the transaction. In particular, we note your disclosure of a change in control whereby Intiva USA Inc. purchased 20 million shares of your common stock, representing approximately 88% of your company's issued and outstanding shares of common stock and that you indicated by check mark on your Form 10-Q filed on May 4, 2017 that you were a shell company. Please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) of Form 8-K and disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

Response 1. Please note that the Registrant filed another Form 8-K on August 9, 2017 disclosing that it had entered into a Share Exchange Agreement with Intiva BioPharma Inc. on August 8, 2017 (the "Agreement"). The Agreement and the August 9, 2017 Form 8-K expressly state that the closing of the Agreement will not take place until the Registrant files with the SEC "full Form 10 disclosure" regarding BioPharma including audited financial statements of BioPharma, consolidated proforma financial statements and all disclosure required by Regulation S-K. The Registrant is and shall continue to be a shell company as defined in Rule 12b-2 of the Exchange Act until the "full Form 10 disclosure is filed with the SEC. We understand that as a condition to closing the Agreement, we must and, in fact, will file the information required by Item 5.01(a)(8) of Form 8-K and disclosure required by Item 5.06 of Form 8-K.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO